UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                             LS CAPITAL CORPORATION
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    501936108
                                 (CUSIP Number)

                               Randall W. Heinrich
                           1000 Louisiana, Suite 6905
                              Houston, Texas 77002
                                  713-951-9100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 1, 2000
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 501936108

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     1)              Names of Reporting Person

                                    Paul J. Montle

                     S.S. or I.R.S. Identification No. of Above Person

                                    ###-##-####
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     2)              Check the Appropriate Box if a Member of a Group
                     (See Instructions)
                                                       (a) [ ]
                                                       (b) [ ]
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     3)   SEC Use Only

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     4)   Source of Funds:
                                    OO

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                    N/A

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     6)   Citizenship or place of Organization:
                                UNITED STATES
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                     (7)            Sole Voting Power

Number of                           9,214,034
Shares Bene- __________________________________________________
ficially             (8)        Shared Voting Power
owned by                      -0-
Each Report- ___________________________________________________
ing Person           (9)            Sole Dispositive Power
With                       9,214,034
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                     (10)       Shared Dispositive Power

                                       -0-

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          11)        Aggregate Amount Beneficially Owned by Each
Reporting Person:
                                    9,214,034

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          12)        Check if the Aggregate Amount in Row (11) excludes
certain shares:
                                    [X]
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          13)        Percent of Class Represented by Amount in Box (11):
                                    22.9%

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          14)        Type of Reporting Person
                                    IN

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") issued by LS Capital Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at Rivercourt, 17 - 19 Sir John Rogersons Quay, Dublin 2, Ireland.

ITEM 2.  Identity and Background

         This Statement is being filed by Paul J. Montle (the "Reporting Person"), whose principal business address is Rivercourt, 17 - 19 Sir John Rogersons Quay, Dublin 2, Ireland. The Reporting Person is principally engaged as the President and Chief Executive Officer of the Company. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired an option to purchase 2,000,000 shares of Common Stock pursuant to the authorization of a committee appointed by the Board of Directors of the Company. The Reporting Person anticipates that if he exercises all or any portion of such option, he will use personal funds to acquire the optioned Common Stock, although circumstances may be such at the time of his exercise that the Reporting Person may elect to borrow or otherwise procure amounts necessary to exercise such option.

ITEM 4.  Purpose of Transaction

         In December 1999 and January 2000, the Reporting Person sold a total of 1,000,000 shares of Common Stock on the open market pursuant to the exemption provided for by Rule 144 under the Securities Act of 1933, for an aggregate sales price of approximately $61,855. The Reporting Person undertook these sales transactions for the purpose of raising proceeds to satisfy certain personal expenses.

         In addition, effective January 1, 2000, pursuant to the authorization of a committee appointed by the Board of Directors of the Company, the Reporting Person was granted an option to purchase 2,000,000 shares of Common Stock. The per-share exercise price for the optioned shares is $.05. The option is fully vested, and all 2,000,000 optioned shares may be acquired at any time until the option's expiration on January 1, 2010. The option was authorized as an incentive option for the purpose of giving to the Reporting Person the incentive to work hard as an officer and a director of the Company to promote the success of the Company's business.

         The Reporting Person intends to hold his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in any disposition of securities of the Company. Notwithstanding the preceding sentence, the Reporting Person recognizes the possibility of future circumstances that might induce him to sell more of his remaining shares of Common Stock to satisfy future personal expenses.

         In addition, notwithstanding the foregoing, the Reporting Person may determine to change his investment intent with respect to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

          The Reporting Person directly owns 502,483 shares of Common Stock for which he is the beneficial owner. The Reporting Person is also the beneficial owner of 17,351 shares of Common Stock held by Travis Partnership, G.P., a general partnership in which the Reporting Person has a 51.67% interest and a trust for the benefit of the Reporting Person's children has a 15% interest. Moreover, the Reporting Person is the beneficial owner of stock options currently exercisable to acquire 8,694,200 shares of Common Stock. (The Reporting Person holds stock options to acquire 100,000 shares of Common Stock that are not currently exercisable.) Based on the foregoing, the Reporting Person acknowledges that he is the beneficial owner of 9,214,034 shares of Common Stock for which he has sole voting and investment power.

            In addition to the above, a trust for the benefit of a child of the Reporting Person owns 200,000 shares of Common Stock. Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed the beneficial owner of the shares of Common Stock owned by the aforementioned trusts. However, the filing of this statement shall not be construed as an admission, for purposes of Section 13(d) and Regulation 13D-G of the Act nor for any other purpose or under any other provision of the Act or rules promulgated thereunder, that the Reporting Person is the beneficial owner of such shares.

         Except for the sales of common stock and grant of stock options described above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

ITEM 7.  Material to be Filed as Exhibits

         No Exhibits are being filed with this statement.

                                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2000

                  /S/PAUL J. MONTLE
Name/Title_______________________________________

                        ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS
                         OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                  (SEE 18 U.S.C. 1001).